Exhibit  99.B

               KIEWIT DIVERSIFIED GROUP

           Index to Financial Statements and
          Management's Discussion and Analysis
    of Financial Condition and Results of Operations


                                                              Page
                                                              ____


Financial Statements:
  Condensed Statements of Operations for the three months ended September 30, 1994 and 1993 and the nine months ended September 30, 1994 and 1993
  Condensed Balance Sheets as of September 30, 1994
    and December 25, 1993
  Condensed Statements of Cash Flows for the
    nine months ended September 30, 1994 and 1993
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

                 KIEWIT DIVERSIFIED GROUP

              Condensed Statements of Operations
                         (unaudited)

                           Three months ended    Nine months ended
                              September 30,        September 30,
                           __________________    _________________
(dollars in millions,
  except per share data)   1994          1993    1994         1993
__________________________________________________________________

Revenue                  $  233        $  104  $  584       $  272
Cost of Revenue            (194)          (77)   (446)        (190)
                         ______        ______  ______       ______
                             39            27     138           82

Operating Expenses          (48)          (23)   (149)         (63)
                         ______        ______  ______       ______

Operating Income (Loss)      (9)            4     (11)         (19)

Other Income (Expense):
  Gain on Subsidiary's
    Stock Issuances, net      -           131      28          211
  Investment Income           8            21      41           22
  Interest Expense          (20)            -     (55)          (4)
  Other, net                  1             3       5            7
                         ______        ______  ______       ______

Earnings (Loss) Before
  Income Taxes and Minority
  Interest in Loss of
  Subsidiaries              (20)          159       8          255

Provision for Income Taxes   (3)          (57)    (18)         (90)

Minority Interest in Loss
  of Subsidiaries            11             1      26            1
                         ______        ______  ______       ______

Net Earnings (Loss)      $  (12)       $  103  $   16       $  166
                         ======        ======  ======       ======

Earnings (Loss) Per
  Common & Common
  Equivalent Share       $ (.58)       $ 5.12  $  .77       $ 8.34
                         ======        ======  ======       ======
Cash Dividends per
  Common Share           $    -        $    -  $    -       $  .50
                         ======        ======  ======       ======
__________________________________________________________________
See accompanying notes to condensed financial statements.
                    KIEWIT DIVERSIFIED GROUP

                    Condensed Balance Sheets

                                     September 30,     December 25,
                                         1994              1993
(dollars in millions)                 (unaudited)
___________________________________________________________________

Assets

Current Assets:
  Cash and cash equivalents           $   387              $   197
  Marketable securities                   920                  899
  Receivables, less allowance
    of $3 and $2                          137                   86
  Other                                    82                   58
                                      _______              _______
Total Current Assets                    1,526                1,240

Property, Plant and Equipment,
  less accumulated depreciation
  and amortization of $312 and
  $252                                    928                  737
Intangible Assets, net                    645                  427
Investments                               258                  233
Other Assets                              172                  172
                                      _______              _______
                                      $ 3,529              $ 2,809
                                      =======              =======
Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                    $   122              $   113
  Current portion of long-term
    debt:
      Telecommunications                    9                    7
      Other                                 6                    4
  Accrued costs and billings in
    excess of revenue on uncompleted
    contracts                              28                   20
  Accrued reclamation and other
    mining costs                           18                   23
  Other                                   125                   80
                                      _______              _______
Total Current Liabilities                 308                  247

Long-Term Debt, less current
  portion:
    Telecommunications                    932                  420
    Other                                  62                   32
Deferred Income Taxes                     421                  394
Retirement Benefits                        66                   71
Accrued Reclamation Costs                 102                   99
Other Liabilities                          78                   57
Minority Interest                         344                  298

Stockholders' Equity (Redeemable
  Common Stock, $1.2 billion
  aggregate redemption value)
    Common equity                       1,220                1,182
    Net unrealized holding
      gains (losses)                       (4)                   9
                                      _______              _______
Total Stockholders' Equity              1,216                1,191
                                      _______              _______
                                      $ 3,529              $ 2,809
                                      =======              =======
__________________________________________________________________


See accompanying notes to condensed financial statements.

                    KIEWIT DIVERSIFIED GROUP
                Condensed Statements of Cash Flows
                            (unaudited)
                                                 Nine months ended
                                                   September 30,
                                                 _________________
(dollars in millions)                             1994       1993
__________________________________________________________________

Cash flows from operations:
  Net cash provided by continuing operations   $    75    $     94

Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                        1,245       3,076
  Purchases of marketable securities            (1,287)     (3,502)
  Acquisition of Centex, net of cash acquired     (199)          -
  Capital expenditures                            (260)        (88)
  Proceeds from sale of cellular properties        182           -
  Purchases of California Energy stock             (26)          -
  Deferred development costs and other             (62)          1
                                               _______    ________
    Net cash used in investing activities         (407)       (513)

Cash flows from financing activities:
  Issuances of subsidiary's stock                    5         455
  Proceeds from long-term debt borrowings          677          13
  Payments on long-term debt, including
    current portion                               (185)         (6)
  Net change in short-term borrowings                -         (80)
  Issuances of common stock                          -           8
  Repurchases of common stock                      (21)        (40)
  Dividends paid                                     -         (17)
  Exchange of Class B&C Stock for Class
    D Stock, net                                    42          27
  Other                                             (2)          8
                                               _______    ________
     Net cash provided by financing
       activities                                  516         368

Cash flows from discontinued packaging
  operations                                         6          10
                                               _______    ________
Net change in cash and cash equivalents            190         (41)
Cash and cash equivalents at beginning
  of period                                        197         135
                                               _______    ________

Cash and cash equivalents at end of period     $   387    $     94
                                               =======    ========




Noncash investing activities:
  Issuance of MFS stock for the purchase of
    telecommunications companies and
    minority interest                          $    23     $     -
  MFS stock transaction to settle
    contingent purchase price adjustment            25          -

_________________________________________________________________

See accompanying notes to condensed financial statements.
                      KIEWIT DIVERSIFIED GROUP

                Notes to Condensed Financial Statements


 1.  Basis of Presentation:
     _____________________

     The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 25, 1993 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 25, 1993.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

 2.  Earnings Per Share:
     __________________

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. The number of shares used in computing earnings per share was 20,375,280 and 19,978,247 for the three months ended September 30, 1994 and 1993 and 20,457,392 and 19,922,955 for the nine months ended September 30, 1994 and 1993. Fully diluted earnings per share have not been presented because it is not materially different from primary earnings per share.
                       KIEWIT DIVERSIFIED GROUP

                Notes to Condensed Financial Statements


 3.  Summarized Financial Information:
     ________________________________

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction &
     Mining Group or the Diversified Group, is as follows (in millions):

                                               Group
                                  ________________________________
                                  September 30,       December 25,
                                      1994                1993
                                  _____________       ____________

     Cash and cash equivalents       $  53               $  47
     Marketable securities              15                  11
     Property, plant and
       equipment, net                    2                  12
     Other assets                       20                  11
                                     _____               _____
         Total Assets                $  90               $  81
                                     =====               =====

     Accounts payable                $  32               $  27
     Convertible debentures              2                   2
     Notes to former
       stockholders                      5                   8
     Other liabilities                  12                   7
                                     _____               _____
         Total Liabilities           $  51               $  44
                                     =====               =====

                                            Group
                            ______________________________________
                            Three months ended   Nine months ended
                               September 30,        September 30,
                            __________________   _________________
                            1994          1993   1994         1993
                            ____          ____   ____         ____

     Investment income,
       net of interest
       expense              $  -          $ (1)  $  1         $ (1)
     Other income, net         2             1      -            2



                       KIEWIT DIVERSIFIED GROUP

                Notes to Condensed Financial Statements


 3.  Summarized Financial Information (continued):
     ____________________________________________

     Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which management believes to be reasonable. These allocations were $5 million and $3 million for the three months ended September 30, 1994 and 1993 and $9 million for the nine months ended September 30, 1994 and 1993.

     Mining service expense from the Group's mine service agreement with the Construction & Mining Group was $7 million for the three months ended September 30, 1994 and 1993 and $22 million and $21 million for the nine months ended September
     30, 1994 and 1993.

 4.  Acquisitions:
     ____________

     On May 18, 1994, MFS Communications Company, Inc. ("MFS") acquired Centex Telemanagement, Inc. ("Centex"), a company which provides outsourced telecommunications management services for small and medium-sized businesses, for $250 million. The Group accounted for the acquisition using the purchase method and has consolidated Centex's operating results since the acquisition date. The total purchase price in excess of the fair market value of net assets acquired, $144 million, was recorded as goodwill and will be amortized over 40 years. The unaudited proforma results below reflect certain adjustments, primarily increased amortization, assuming the acquisition occurred at the beginning of 1993.

                      KIEWIT DIVERSIFIED GROUP

               Notes to Condensed Financial Statements


 4.  Acquisitions (continued):
     ________________________

     These results do not necessarily indicate future results, nor the results of historical operations had the acquisition actually happened on the assumed date (in millions, except per share data).

                            For the nine          For the nine
                            months ended          months ended
                         September 30, 1994    September 30, 1993
                         __________________    __________________

     Revenue                  $  651                 $  408
                              ======                 ======

     Net earnings             $   10                 $  154
                              ======                 ======

     Earnings per share
       of Class D Stock       $  .46                 $ 7.74
                              ======                 ======



 5.  Long-Term Debt:
     _______________

     On January 19, 1994, MFS issued 9-3/8% Senior Discount Notes due January 15, 2004. Cash interest will not be paid on the notes prior to January 15, 1999. Accordingly, MFS recorded the net proceeds, exclusive of transaction costs, of approximately $500 million as long-term debt and is accruing to the principal amount of the notes of $788 million through January 1999. Commencing July 15, 1999 cash interest will be payable semi-annually.

     On or after January 15, 1999, the notes will be redeemable at the option of MFS, in whole or in part, as stipulated in the note agreement. In addition, under certain conditions related to a change in control, MFS may be required to repurchase all or any part of the notes as stipulated in the note agreement. The notes are senior unsecured obligations of MFS and are subordinated to all current and future indebtedness of MFS' subsidiaries, including trade payables. The notes contain certain covenants which, among other things, restrict MFS' ability to incur additional debt, create liens, enter into sale and leaseback transactions, pay dividends, make certain restricted payments, enter into transactions with affiliates,
                     KIEWIT DIVERSIFIED GROUP

               Notes to Condensed Financial Statements


 5.  Long-Term Debt (continued):
     __________________________

     and sell assets to or merge with another company.

     In March of 1994, C-TEC's telephone group refinanced $135 million of mortgage notes payable to the United States of America. Although the new agreement does not restrict telephone group dividends, it does require the telephone group to maintain specified ratios for total leverage, interest coverage, and equity to total capitalization.

 6.  Other Matters:
     _____________

     In 1994, the Group settled, for $25 million, a contingent purchase price adjustment resulting from MFS' 1990 purchase of Chicago Fiber Optic Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation. This transaction, along with stock issuances for acquisitions by MFS and for MFS employee stock options, resulted in a $28 million net gain to the Group.

     On March 4, 1994, several former stockholders of an MFS subsidiary filed a lawsuit against MFS, Kiewit Diversified Group Inc. ("KDG") and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them causing them to sell their shares at
     an inadequate price.   Plaintiffs have alleged damages of at
     least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement. Any settlement amount would be treated as an adjustment of the original purchase price and recorded as additional goodwill.

     On September 9, 1994 C-TEC Corporation ("C-TEC") sold certain cellular properties to Independent Cellular Network, Inc. for $190 million. The Group received $182 million of proceeds and recorded an $8 million receivable. The Group did not recognize a gain or loss from this transaction, but instead reallocated the original purchase price among
                  KIEWIT DIVERSIFIED GROUP

               Notes to Condensed Financial Statements

 6.  Other Matters (continued):
     _________________________

     C-TEC's net assets as required by purchase accounting guidelines. The cellular properties had sales of $6 million and $20 million for the quarter and nine months ended September 30, 1994.

     MFS has signed a merger agreement with RealCom Office Communications, Inc. ("RealCom"). MFS anticipates that it will issue approximately 1.6 million shares to complete the merger. Some of the purchase price may be payable in cash in lieu of common stock. The merger agreement is dependent on certain events, including approval of the agreement by RealCom shareholders. The transaction is expected to close in the fourth quarter of 1994.

     The Group is involved in other various lawsuits, claims, and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position or results of operations.

     See "Legal Proceedings" with respect to the Whitney Benefits case.

                  KIEWIT DIVERSIFIED GROUP


Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations
         _________________________________________________


Results of Operations - Third Quarter 1994 vs. Third Quarter 1993
_________________________________________________________________

Revenue from the Group's segments for the third quarter were (in millions):

                                         1994                1993
                                        _____               _____

         Mining                         $  62               $  60
         Telecommunications               164                  43
         Other                              7                   1

Mining
______

Mining gross profits were 45% in the third quarter of 1994 and 1993. In 1994, alternate source coal sales accounted for 34% of revenues and 57% of gross profits compared to 30% and 56% in 1993.

Telecommunications
__________________

In the third quarter of 1994, C-TEC and MFS accounted for 46% and 54% of telecommunications revenues. The telephone and cable groups generated the majority, $31 million and $24 million, respectively, of C-TEC's revenues while MFS' revenue consisted of $72 million from telecommunications services and $16 million from systems integration and facilities management. MFS' new subsidiary, Centex, produced $42 million of telecommunications services revenue. The remainder of MFS' growth over 1993 correlates to increased market penetration of $12 million by MFS Telecom, MFS Datanet, and MFS Intelenet being offset by decreases in revenue recognized from the network systems integration project for the State of Iowa.

Telecommunications cost of revenue totalled $156 million and $42 million for the third quarter of 1994 and 1993. C-TEC's operations generated $48 million of the 1994 costs with $14 million and $18 million related to the telephone and cable groups. MFS' telecommunications services had $95 million in costs of revenue - $42 million from Centex. The remainder of MFS' increased costs


                  KIEWIT DIVERSIFIED GROUP


Results of Operations - Third Quarter 1994 vs. Third Quarter 1993
(continued)
_________________________________________________________________

related to expanded networks and the continued development of MFS
Datanet and MFS Intelenet.

Operating Expenses
__________________

Operating expenses for the third quarter of 1994 exceeded those of 1993 by 109%. The telecommunications segment generated the growth with C-TEC and MFS accounting for 80% and 28% of the increase, respectively. Slight decreases in other expenses offset the presence of C-TEC and increase in MFS. Operating expenses for both periods include $7 million of mine management fees paid to the Construction and Mining Group.

Gain on Subsidiary's Stock Issuances, net
_________________________________________

The gain in 1993 resulted from the secondary offering of MFS stock.

Investment Income
_________________

Investment income includes interest, gains and losses on sales of securities, dividends, and net equity earnings. Investment income for the third quarter of 1994 decreased $13 million from 1993. In 1994 the Group realized losses of $11 million on the sale of marketable securities.

Interest Expense
________________

Interest expense of $20 million consists of $11 million on MFS debt and $9 million on C-TEC debt.

Other Income, net
_________________

Other income consists of gains and losses from asset dispositions and other miscellaneous activities.

Taxes
_____

The effective income tax rate in the third quarter of 1994 differs from the expected statutory rate of 35% due to net operating loss limitations on losses generated by MFS.
                   KIEWIT DIVERSIFIED GROUP


Results of Operations - Nine Months 1994 vs. Nine Months 1993
_____________________________________________________________

Revenue from the Group's segments for the first nine months of 1994 and 1993 were (in millions):

                                           1994              1993
                                          _____             _____

         Mining                           $ 168             $ 162
         Telecommunications                 405               103
         Other                               11                 7

Mining
______

Mining gross profits were 48% and 47% in the first nine months of 1994 and 1993. In 1994, alternate source coal sales accounted for 32% of revenues and 51% of gross profits compared to 31% and 58% in 1993.

Telecommunications
__________________

In the first nine months of 1994, C-TEC and MFS accounted for 54% and 46% of telecommunications revenues. The telephone and cable groups generated the majority, $92 million and $71 million, of C-TEC's revenues while MFS' revenues consisted of $142 million from telecommunications services and $43 million from systems integration and facilities management. MFS' new subsidiary, Centex, produced $63 million of telecommunications services revenue since the date of acquisition. The remainder of MFS growth correlates to continued market penetration from all MFS businesses.

Telecommunications cost of revenue totalled $353 million and $101 million for the first nine months of 1994 and 1993. C-TEC's operations generated $137 million of costs with $42 million and $55 million related to the telephone and cable groups.

MFS' telecommunications services had $183 million in costs of revenue - $62 million from Centex. The remainder of MFS' increased costs relates to expanded networks and the continued development of MFS Datanet and MFS Intelenet.








                   KIEWIT DIVERSIFIED GROUP


Results of Operations - Nine Months 1994 vs. Nine Months 1993
(continued)
_____________________________________________________________


Operating Expenses
__________________

Operating expenses for the first nine months of 1994 exceeded those of 1993 by 137%. The telecommunications segment generated the increase with C-TEC and MFS accounting for 69% and 24% of the increase. Operating expenses for both periods include mine management fees paid to the Construction and Mining Group. The fees totalled $22 million and $21 million for the 1994 and 1993 periods.

Gain on Subsidiary's Stock Issuances, net
_________________________________________

In 1994, the Group settled, for $25 million, a contingent purchase price adjustment resulting from MFS' 1990 purchase of Chicago Fiber Optic Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation. This transaction, along with stock issuances for acquisitions and for MFS employee stock options, resulted in a $28 million net gain to the Group. The gain in 1993 resulted from the public offerings of MFS stock.

Investment Income
_________________

In 1993 the Group experienced approximately $24 million of realized losses and permanent writedowns on certain derivative securities. In the third quarter of 1994 the Group realized losses of $11 million on the sale of marketable securities which were offset by an $8 million increase in interest income.

Interest Expense
________________

Interest expense of $55 million includes of $30 million on MFS debt and $23 million on C-TEC debt.

Other Income, net
_________________

Other income consists of gains and losses from asset dispositions and other miscellaneous activities.



                   KIEWIT DIVERSIFIED GROUP


Results of Operations - Nine Months 1994 vs. Nine Months 1993
(continued)
_____________________________________________________________


Taxes
_____

The effective income tax rate in the three quarters of 1994 differs from the expected statutory rate of 35% due to net operating loss limitations on losses generated by MFS.

                   KIEWIT DIVERSIFIED GROUP


Financial Condition - September 30, 1994 vs. December 25, 1993
______________________________________________________________

The Group's working capital increased $225 million or 23% during the three quarters of 1994.

Cash used in investing activities during the three quarters of 1994 includes the net purchase of marketable securities of $42 million, $260 million of capital expenditures ($207 million by MFS), and $199 million for the acquisition of Centex, and over $50 million of deferred costs on telecommunications operations, the construction of a toll road, and international power project activities.

Financing activities generated $516 million during the three quarters of 1994, the majority of which is related to MFS. MFS' debt issuance resulted in net proceeds of approximately $500 million. MFS requires significant capital to fund future building expansion or acquisition of communications networks in major metropolitan areas. MFS intends to invest $275 - 325 million in 1994 and in excess of $1 billion over 3 - 5 years to expand its operations to a total of 75 markets (including approximately 10 international markets).

Other financing activity for the year includes C-TEC borrowing approximately $135 million to refinance certain mortgage notes payable, the net exchange of Class B&C stock for Class D stock for $42 million and the repurchase of Class D stock for $21 million. C-TEC's refinancing removed certain restrictions on the amount of dividends and other distributions of capital which may be made by C-TEC's telephone subsidiary.

The Group anticipates investing up to $10 million annually in its mining business, making significant investments in its energy businesses - including its joint venture agreement with California Energy covering international power project development activities
- - and searching for opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchases of common stock.

MFS, from time to time, evaluates acquisitions, either as an alternative to constructing networks or introducing services that compliment existing and/or planned services. Such acquisitions may be significant in size and could use a substantial portion of MFS' available cash. MFS may fund future activity through additional debt or equity financing.

From time to time, MFS has also had discussions with other communications entities concerning the establishment of possible strategic relationships, including transactions involving
                   KIEWIT DIVERSIFIED GROUP


Financial Condition - September 30, 1994 vs. December 25, 1993
(continued)
______________________________________________________________

acquisitions, combinations and equity investments in MFS or one of its subsidiaries. MFS intends to consider appropriate opportunities to establish strategic relationships.

C-TEC has filed a registration statement related to a rights offering of shares of its common stock. The net proceeds from the rights offering will be approximately $296 million if the rights are fully exercised. KDG expects to exercise all of its rights and to oversubscribe for additional rights not otherwise exercised - an investment of $100 - 150 million. The funds generated from the rights issuance and the cellular sale will enable C-TEC to expand and develop its cable television and telephone systems into full service networks, pursue potential acquisitions, prepay certain indebtness, and independently finance its current working capital and investment requirements.

The Group's working capital position at September 30, 1994, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities.